UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(a) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

POINT BIOPHARMA GLOBAL INC.

(Name of Subject Company (issuer))

YOSEMITE FALLS ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

730541109

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Asher Qazi

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 13, 2023 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Yosemite Falls Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of POINT Biopharma Global Inc., a Delaware corporation (“POINT”), at a purchase price of $12.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2023, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding a new paragraph at the end of Section 15 – “Conditions of the Offer” of the Offer to Purchase to read as follows:

“The Antitrust Condition has been satisfied by the expiration of the HSR Act waiting period, effective November 7, 2023 at 11:59 p.m., Eastern time.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following sentence at the end of the second paragraph under the subheading “Antitrust Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Lilly and POINT filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on October 23, 2023 initiating a 15-day waiting period. The 15-day waiting period under the HSR Act expired on November 7, 2023 at 11:59 p.m., Eastern Time. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the last paragraph under the subheading “Certain Litigation” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase and replacing it with the following paragraph:

“POINT has also received certain demand letters from purported stockholders of POINT making similar assertions as the foregoing complaints. In addition, POINT has received a letter from a purported stockholder seeking, pursuant to Delaware law, to inspect POINT’s books and records in connection with the Transactions. The outcome of the matters described above cannot be predicted with certainty. Additional lawsuits may be filed against POINT, the POINT Board, Lilly and/or Purchaser in connection with the Merger Agreement, the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, Lilly, Purchaser and/or POINT will not necessarily announce such additional complaints.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“On November 8, 2023 in order for the parties to satisfy outstanding closing conditions, Lilly announced an extension of the Expiration Time until 5:00 p.m., Eastern Time, on November 16, 2023, unless the Offer is further extended or earlier terminated. The Offer was previously scheduled to expire at one minute past 11:59 p.m., Eastern Time, on November 9, 2023. In case the Offer is extended again, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. The procedures regarding the extension of the Expiration Time are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

The Depositary has advised Purchaser that, as of 4:00 p.m., Eastern Time, on November 8, 2023, approximately 14,985,888 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 14.16% of the outstanding Shares as of such date and time.

The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(B) to the Schedule TO and incorporated herein by reference.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

All references to “one minute past 11:59 p.m., Eastern Time, on November 9, 2023” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) shall be replaced with “5:00 p.m., Eastern Time, on November 16, 2023.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Lilly on November 8, 2023.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2023	DURNING ACQUISITION CORPORATION

/s/ Philip L. Johnson
Name: Philip L. Johnson
Title: President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
Name: Anat Ashkenazi
Title: Executive Vice President and Chief Financial Officer

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